FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2003

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 November 2003.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 November 2003.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 November 2003.

4.	Press release entitled, “New Study Confirms Potential for Exanta™ (ximelagatran) in Prevention of Stroke in Atrial Fibrillation” dated 11 November 2003.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 November 2003.

6.	Press release entitled, “Dealing by Directors”, dated 13 November 2003.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 November 2003.

8.	Press release entitled, “AstraZeneca completes Mutual Recognition Procedure for High Dose Range of Symbicort® Turbuhaler®”, dated 17 November 2003.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 November 2003.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 November 2003.

11.	Press release entitled, “Dealing by Directors”, dated 20 November 2003.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 November 2003.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 November 2003.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 November 2003.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 November 2003.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 November 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 December 2003	By: /s/ G H R Musker

Name: G H R Musker
Title: Company Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 November 2003, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2785 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,701,864,214.

G H R Musker
Company Secretary
4 November 2003

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 November 2003, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2740 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,701,566,214.

G H R Musker
Company Secretary
5 November 2003

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 November 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2756 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,701,066,214.

G H R Musker
Company Secretary
7 November 2003

Item 4

NEW STUDY CONFIRMS POTENTIAL FOR EXANTA™
(ximelagatran) IN PREVENTION OF STROKE IN ATRIAL
FIBRILLATION

AstraZeneca today announced the results from the SPORTIF V study at the American Heart Association (AHA) Scientific Sessions 2003, in Orlando, US. The data supports the potential for Exanta™ (ximelagatran), the first oral treatment in a new class of direct thrombin inhibitors (DTIs), to be an effective and predictable replacement for warfarin in the prevention of stroke and systemic embolic events (SEE) in patients with atrial fibrillation (AF), without the limitations of warfarin treatment.

SPORTIF V, together with the recently presented SPORTIF III, is the largest study programme to date for stroke prevention in AF, involving 7,329 patients in total. The SPORTIF programme will represent the key element of regulatory submissions to support use of Exanta for the prevention of stroke in AF patients, an important area of unmet medical need. These regulatory submissions are planned to take place in the US and Europe by the end of 2003.

SPORTIF V compares oral Exanta with the current standard treatment, dose-adjusted warfarin in preventing stroke and SEE in patients with AF and was designed to demonstrate the non-inferiority of Exanta with the comparator. The results support the findings of the SPORTIF III study. The primary efficacy endpoint was met, showing that fixed dose, twice daily 36mg oral Exanta is non-inferior to dose-adjusted warfarin in preventing stroke and SEE: [51 Exanta patients with events (1.6 per cent/yr) vs 37 for warfarin (1.2 per cent/yr)]. Importantly, this result was seen despite excellent control of warfarin treatment in the study: patients were within the INR range of 2.0-3.0 for 68 per cent of time. The design of SPORTIF III and V allowed for a pooled analysis of the results. In the combined studies, a total of 91 patients with events were seen for Exanta compared with 93 for warfarin (1.6 per cent/yr vs 1.6 per cent/yr), supporting the efficacy of Exanta in prevention of strokes and thromboembolic events in patients with AF.

Patients were treated for an average of 20 months in SPORTIF V, providing further long-term data to support the emerging benefit-risk profile for Exanta. Despite no coagulation monitoring or dose titration in the Exanta group, a lower number of patients in SPORTIF V experienced major bleeding (2.4 per cent Exanta vs 3.1 per cent warfarin; p=n.s.). Warfarin was well controlled in this study with careful ongoing coagulation monitoring, dose adjustment and dose titration, yet Exanta demonstrated significantly less total (major and/or minor) bleeding rates than well-controlled warfarin (37 per cent Exanta vs 47 per cent warfarin p<0.0001) with no significant increase in event rate.

An elevation of liver enzymes (ALAT >3XULN) was observed in six per cent of patients treated with Exanta in SPORTIF V, a consistent level to that seen in other long-term Exanta studies. An incidence of elevated bilirubin > 2XULN following ALAT > 3XULN was seen in nine Exanta patients vs one warfarin patient. When assessed alongside SPORTIF III as pooled data, the overall incidence of liver enzymes for Exanta in the SPORTIF programme is 6.1 per cent, compared with 0.8 per cent of patients in the warfarin group. These elevations are typically transient (occurring within first 2-6 months), decrease towards baseline with treatment continuation or discontinuation and are not associated with specific clinical symptoms in the SPORTIF programme overall.

Overall, a statistically significant net clinical benefit is seen for Exanta from the pooled data of both the SPORTIF V and SPORTIF III studies. In an assessment of the combined rates of deaths, primary events and major bleeding while on treatment, 5.2 per cent events were seen with Exanta compared with 6.2 per cent with warfarin (p=0.038). This finding demonstrates that patients can benefit from a predictable and effective treatment to prevent morbidity and mortality, whilst avoiding the limitations that are associated with warfarin.

The overall clinical programme for Exanta, involving around 30,000 patients, is the most extensive to date and supports a positive risk/benefit profile for the treatment, which is the first oral anticoagulant to reach late stage clinical development in almost 60 years. The current worldwide market for antithrombotics is $9.6 billion.

11 November 2003

Media Enquiries
Steve Brown, ++44 (0) 207 304 5033
Edel McCaffrey, ++44 (0) 207 304 5034

Investor Enquiries:
Mina Blair-Robinson, ++44 207 304 5084
Jonathan Hunt, ++44 207 304 5087

A webcast of the SPORTIF V late breaking clinical presentation, will go live on the AHA website www.scientificsessions.org, from 10:45 EST / 1545 GMT, Wednesday 12th November.

- Ends -

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 November 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2738 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,700,568,214.

G H R Musker
Company Secretary
13 November 2003

Item 6

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTIONS 324/329

WE HEREBY INFORM YOU THAT, ON 13 NOVEMBER 2003, SIR TOM MCKILLOP, A DIRECTOR OF THE COMPANY BECAME BENEFICIALLY ENTITLED TO 1,378 ASTRAZENECA PLC ORDINARY SHARES OF USD0.25 EACH. THE SHARES WERE ALLOCATED TO SIR TOM MCKILLOP ON 16 NOVEMBER 2000 AND HAVE BEEN HELD IN TRUST SINCE THEN IN ACCORDANCE WITH THE ARRANGEMENTS ANNOUNCED AT THAT TIME. ON 13 NOVEMBER 2003 THE COMPANY SOLD 567 OF THE SAID SHARES AT A PRICE OF 2765 PENCE PER SHARE ON BEHALF OF SIR TOM MCKILLOP IN ORDER TO MEET AN IMMEDIATE INCOME TAX LIABILITY ARISING ON THE RELEASE OF THE SHARES. FOLLOWING THIS SALE, SIR TOM MCKILLOP HAS A TOTAL INTEREST IN 77,835 ORDINARY SHARES, WHICH REPRESENTS APPROXIMATELY 0.005 PER CENT OF THE NUMBER OF SHARES CURRENTLY IN ISSUE.

G H R MUSKER
COMPANY SECRETARY
13 NOVEMBER 2003

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 November 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2763 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,700,068,214.

G H R Musker
Company Secretary
14 November 2003

Item 8

ASTRAZENECA COMPLETES MUTUAL RECOGNITION PROCEDURE
FOR HIGH DOSE RANGE OF SYMBICORT® TURBUHALER®

AstraZeneca announced today that it has successfully completed the European Union Mutual Recognition Procedure for Symbicort® Turbuhaler®, which permits the use of an increased dose range in some patients with persistent asthma. National licences are expected to be issued throughout the EU over the coming months and will allow patients to use up to four inhalations twice daily of the 80/4.5µg and 160/4.5µg strengths (or two inhalations twice daily of the 320/9µg strength). European Union countries include Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom.

The increased dose range of the 80/4.5µg and 160/4.5µg strengths is already approved in Canada, Switzerland, New Zealand and Mexico, and is within the label of the Symbicort® Turbuhaler® monocomponents, budesonide and formoterol, in many countries. Upon the granting of national licences, prescribers and patients in EU countries will have a wider range of Symbicort® dosing options.

Asthma is a variable disease. Patients experience periods of good control, but exposure to external factors can often trigger periods of worsenings, which can develop into “asthma attacks”. Several recent clinical trials including more than 2,500 patients have demonstrated that, while regular, fixed doses of combination products provide good control of persistent asthma, patients can also prevent asthma attacks more effectively by temporarily increasing their Symbicort® dosage when symptoms increase and reducing it during periods of good control.

This treatment concept is simple for patients to follow and helps to prevent worsening of symptoms developing into distressing asthma attacks. For example, a prescriber could initiate Symbicort® therapy at two inhalations twice daily. The patient could then reduce to perhaps one inhalation twice daily during periods of good control and increase the dosage up to four inhalations twice daily if their condition worsens. The prescriber has the discretion to adjust the dose of Symbicort® within the approved dosing range.

Symbicort® is the only combination treatment that allows patients to adjust their dose with the same single inhaler. Recent studies have also shown that despite having the option to increase their dose to eight inhalations a day to prevent these attacks, patients using Symbicort® adjustable maintenance dosing used fewer inhalations than patients on a fixed dose of two inhalations twice daily.

In a recently published study comparing Symbicort® adjustable maintenance dosing with both Symbicort® fixed dosing (160/4.5µg) and fixed dosing of Seretide® (salmeterol/fluticasone) dry powder inhaler (DPI) (50/250µg bid), all groups were shown to provide an equal number of well-controlled asthma weeks. However, the possibility to immediately double or quadruple daily doses on signs of asthma worsening using Symbicort® adjustable maintenance dosing, decreased severe asthma exacerbations by 40 per cent, compared with fixed dose Seretide® (salmeterol/fluticasone) DPI. Severe exacerbations were defined as exacerbations requiring oral steroid treatment for at least three days, an emergency room visit, or hospitalisation. Patients in the Symbicort® adjustable dosing arm also used 27 per cent less short-acting bronchodilator as needed for symptom relief, an additional marker of asthma control compared with the two fixed dose groups. This increased control of exacerbations with Symbicort adjustable maintenance dosing was achieved, whilst overall Symbicort® use was reduced, compared with a fixed dose of Symbicort® used in the same study.

The current worldwide market for fixed combination asthma products is estimated to be worth $3.5 billion. To date, Symbicort® is launched in over 45 markets and approved in 78 countries.

17 November 2003

Media Enquiries:	Investor Enquiries
Steve Brown, ++44 (0) 207 304 5033	Mina Blair-Robinson, ++44 207 304 5084
Edel McCaffrey, ++44 (0) 207 304 5034	Jonathan Hunt, ++44 207 304 5087

- Ends –

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 November 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2800 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,699,589,517.

G H R Musker
Company Secretary
18 November 2003

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 November 2003, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2805 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,699,193,617.

G H R Musker
Company Secretary
19 November 2003

Item 11

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

WE HEREBY INFORM YOU THAT, ON 19 NOVEMBER 2003, WE WERE NOTIFIED BY DR H L MOGREN, A DIRECTOR OF THE COMPANY, THAT, ON 19 NOVEMBER 2003, HE SOLD 6,535 OPTIONS OVER ASTRAZENECA PLC ORDINARY SHARES OF USD0.25 EACH.

THESE OPTIONS WERE ORIGINALLY GRANTED TO DR MOGREN IN 1997 OVER SHARES IN ASTRA AB UNDER THE ASTRA SHAREHOLDER VALUE INCENTIVE PLAN. THE OPTIONS WERE SUBSEQUENTLY CONVERTED INTO OPTIONS OVER ORDINARY SHARES IN ASTRAZENECA PLC IN APRIL 1999. DETAILS OF THE UNDERLYING ASTRAZENECA SHARES OVER WHICH THE OPTIONS WERE HELD ARE AS FOLLOWS:-

NUMBER OF ASTRAZENECA SHARES OVER WHICH OPTIONS WERE HELD	EFFECTIVE OPTION PRICE PER SHARE	MARKET PRICE OF ASTRAZENECA SHARES WHEN OPTIONS WERE SOLD
8,792	316.13SEK	358SEK

FOLLOWING THIS TRANSACTION, DR MOGREN HOLDS OPTIONS OVER 261,184 ORDINARY SHARES OF ASTRAZENECA PLC.

G H R MUSKER
COMPANY SECRETARY

20 NOVEMBER 2003

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 November 2003, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2701 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,698,397,717.

G H R Musker
Company Secretary
21 November 2003

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 November 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2694 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,697,897,717.

G H R Musker
Company Secretary
24 November 2003

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 November 2003, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2684 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,697,447,717.

G H R Musker
Company Secretary
26 November 2003

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 November 2003, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2675 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,696,747,717.

G H R Musker
Company Secretary
27 November 2003

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 November 2003, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2652 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,696,447,717.

G H R Musker
Company Secretary
28 November 2003